

Mail Stop 4628

May 2, 2017

Ezra Uzi Yemin
Chief Executive Officer
Delek Holdco, Inc.
7102 Commerce Way
Brentwood, TN 37027

> **Re:** **Delek Holdco, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 24, 2017**
> **File No. 333-216298**

Dear Mr. Yemin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Mergers, page 210

1. At page 212, you provide two bullet points with the opinions of named counsel, Baker Botts L.L.P. and Vinson & Elkins LLP. You re-filed as Exhibits 8.1 and 8.2, respectively, the letter opinions by those firms. However, among the changes in the re-filed opinions is new text indicating that the descriptions and legal conclusions included in this section merely constitute "a fair and accurate summary of the tax consequences." Rather than using such language, each firm must provide a letter opinion which makes clear that the referenced disclosure in the prospectus constitutes / is the opinion of that law firm. For further guidance, please refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

<u>Closing Comments</u>

   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

         Sincerely,

         /s/H. Roger Schwall

         H. Roger Schwall
         Assistant Director
         Office of Natural Resources

cc: Daniel L. Mark, Esq.
   Baker Botts L.L.P.